EXHIBIT 23.3

Book Industry Study Group

CONSENT

OF

BOOK INDUSTRY STUDY GROUP

Affinity Media International Corp
11601 Wilshire Blvd., Ste. 1500
Los Angeles, CA 90025

Re: Registration Statement No. 333-128707

Ladies and Gentlemen:

We hereby consent to the references to our report published in 2005 titled "Under the Radar: A Breakthrough, In-Depth Study of the Book Industry's Underreported Segments and Channels" on pages 1 and 33 of the Registration Statement on Form S-1 of Affinity Media International Corp. as follows:

"Further, according to a report published in 2005 by Book Industry Study Group titled "Under the Radar: A Breakthrough, In-Depth Study of the Book Industry's Underreported Segments and Channels," approximately 63,000 small and mid-sized publishers, each with annual revenues of less than $50 million generated aggregate sales of $14.2 billion, and of those, roughly 3,600 publishers generated aggregate sales of $11.5 billion. The report indicates that small and midsize publishers have been multiplying, and sometimes prospering, while the largest publishing companies have been consolidating. Based on these figures, our management believes that, especially among small and midsize publishers, there will be numerous acquisition targets available."

"Further, according to a report published in 2005 by Book Industry Study Group titled "Under the Radar: A Breakthrough, In-Depth Study of the Book Industry's Underreported Segments and Channels," approximately 63,000 small and mid-sized publishers, each with annual revenues of less than $50 million generated aggregate sales of $14.2 billion, and of those, roughly 3,600 publishers generated aggregate sales of $11.5 billion. The report indicates that small and midsize publishers have been multiplying, and sometimes prospering, while the largest publishing companies have been consolidating."

Date: December 7, 2005

BOOK INDUSTRY STUDY GROUP, INC.

By: ______________________